Schedule 13E-4 Exhibit (a)(6)

                    BANKUNITED FINANCIAL CORPORATION OFFERS
          TO REPURCHASE ITS 9% NONCUMULATIVE PERPETUAL PREFERRED STOCK

CORAL GABLES, FLA. July 16, 1997 -- Alfred R. Camner, Chairman of the Board and Chief Executive Officer of BankUnited Financial Corporation, Coral Gables, Florida, the holding company of BankUnited, FSB, announced today that the Company has offered to purchase any and all of its outstanding shares of 9% Noncumulative Preferred Stock at a price of $10.25 per share.

The stock is listed on the NASDAQ National Market System under the symbol "BKUNO." BankUnited currently reports 1,150,000 shares outstanding.

"The Company is making the offer because management believes that given the current market price, purchase of the shares is very economically attractive from a tax perspective," Camner stated. "At the same time, we are offering shareholders the opportunity to sell their shares at a premium over the future redemption price, and without the usual transaction costs associated with a market sale."

Camner also said, "Once this offer expires on August 15, the liquidity and market value of the remaining shares which are not tendered may be adversely affected. Particularly since we anticipate that the shares will no longer be eligible for listing on the NASDAQ, the marketability of the stock could decrease accordingly."

BankUnited Financial is a Florida corporation that currently has fourteen branch offices in Dade, Broward and Palm Beach counties, Florida. At June 30, 1997, the Company had assets of $1.8 billion, deposits of $1.1 billion and shareholders' equity of $101 million.

BankUnited Financial Corporation trades on the Nasdaq National Market. Its common stock trades under the symbol BKUNA, and its preferred stock trade under the symbols, BKUNP, BKUNO, BKUNN and BKONZ.

CONTACT:        Samuel Milne, CFO, BankUnited, (305) 569-2000
Distributed by: Boardroom Communications, (954) 321-6334
Contact:        Linda Greck or Julie Silver